00:00:14:17 - 00:00:38:03
Kyle Sonlin
Hello everyone, and welcome to Inside the Deal for Security Token
Markets crowdfund hosted on Securitize. My name is Kyle Sonlin. I am
the CEO of Security Token Market and I cannot wait to dive into our
pitch deck. Talk to you all about the crowdfund, but specifically
telling you all about our company, our journey, and what it's like to
be a part of the Security Token Market family.

00:00:38:03 - 00:01:03:03
Kyle Sonlin
So without further ado, let's dove right into the deck. If you haven't
heard of Security Token Market, you can find us at STM.co. And
basically the whole point of the platform is that we're building a
global source for news and data and everything that you want to find
about the tokenized assets industry specifically around security
tokens or investments into real world assets that are translated to a
blockchain token.

00:01:03:03 - 00:01:21:23
Kyle Sonlin
And so let's dove into really what that means and how all this stuff
works. First off, we have some disclaimers. We did a testing the
waters campaign where we we collected a lot of great pledges. That was
not a solicitation to invest. These are individuals that wanted to
show their interest in the campaign. And everything in this
presentation is for informational purposes only.

00:01:22:12 - 00:01:41:10
Kyle Sonlin
So diving into the first step here, we want to talk about what is a
security token. Maybe you're familiar, maybe you're not, but it is
important to get our definitions straight before we really dove into
any of the nitty gritty of the business. And so when we're talking
about a security token, there are two parts there, right? We've got a
security this is an investment contract.

00:01:41:10 - 00:02:02:05
Kyle Sonlin
This is not cybersecurity. Instead, this is like the SEC, Securities
and Exchange Commission, right? These are investment contracts,
equities like stocks. You've got real estate debt, many other types of
real investments, real world assets that we are creating investment
products behind in the same way that you've got the stock market and
any other investment market around the world.

00:02:02:06 - 00:02:28:09
Kyle Sonlin
Then we've got the tokenization component. This is leveraging
blockchain technology to track that asset or that security over time

across international jurisdictions around the world with investors from one place to another and managing that process much more efficiently than we would if we were doing it the traditional way. Essentially, with the security token, you're dealing with everything that has to do with a traditional security or investment.

00:02:28:13 — 00:02:47:20
Kyle Sonlin
And then at the very end of the process, instead of giving you a piece of paper that says you are the owner of this this stock or this real estate property or whatever, we're being able to give you a specific token that represents your share or your interest in that business. And so the benefits here or that you have really instantaneous settlement.

00:02:47:23 — 00:03:10:01
Kyle Sonlin
This basically means when you send something from one person to another, we can execute that with smart contracts. As long as you are able to be able to make that purchase and that sale, we can execute that process much more efficiently. We don't need somebody in the middle to make that process happen, and that increases cost savings as well as increases time or saves us time in how we make this process move forward.

00:03:10:07 — 00:03:33:04
Kyle Sonlin
Of course, there's also the traditional benefits of blockchain, including the transparency component. Now we can have a fully auditable trail of which investors we're doing what with their tokens, how they were moving, how these funds were acquired, and how the process moved forward, especially when we're talking about international access. You now have a wide variety of jurisdictions that you need to be compliant with with the regulations.

00:03:33:08 — 00:03:58:19
Kyle Sonlin
And so now we can have a track record that allows anyone to be able to see what's going on here and make sure that there's no foul play. On top of that, there's plenty of other exciting opportunities for different jurisdictional assets around DeFi protocols, being able to leverage collateralization and many of the other exciting tools that have been built in the blockchain industry can still apply to security tokens.

00:03:58:19 — 00:04:29:07
Kyle Sonlin
Now, there certainly are a lot of restrictions and regulations based off of where you're investing from and what the type of asset is and how specific jurisdiction can regulate those things. But there is the

opportunity for exciting new opportunities and investment mechanisms
that are possible by leveraging blockchain technology. And so what can
you tokenize with security tokens? The answer is anything. You can do
equity, real estate, structured products, as we mentioned, like
derivatives or debt products or fixed income, other things like that.

00:04:29:11 - 00:04:59:05
Kyle Sonlin
You can take any real investment asset and turn that into a digital
representation that can then be traded on chain. And so the problem
with this industry that we targeted was that there was no central
location to actually find coverage on this industry because of the
fact that these are regulated investments there's a lot of broker
dealers involved, there's licensed financial institutions, there's
alternative trading systems exchanges, a lot of these traditional
investment banking financial service providers.

00:04:59:10 - 00:05:20:17
Kyle Sonlin
However, it was very fragmented industry when we came into the market.
2017, 2018, we realized that no one was aggregating all of this into
one specific place for any investor to be able to access and see all
the deals and exciting things coming to market. And that was really
causing a hindrance in the adoption of our industry.

00:05:20:21 - 00:06:05:06
Kyle Sonlin
On top of that, there wasn't any institutional-grade analysis that's
really needed for any large level fund or any high net worth
individual to really feel confident in participating in this industry.
And so we wanted to move forward with our solution which you may very
well know. After years of us producing media content like the Security
Token Show, Open Tab with John Pittman, Crypto Con Leche, Spilling the
NFTea, many other shows fully produced video, audio, newsletter
content, What's Drippin' with Jonah Schulman and many other great
content that we've used to drive the industry forward to help educate
the industry and the greater technologists of the world to understand
how we can build sustainable financial infrastructure in

00:06:05:07 - 00:06:33:22
Kyle Sonlin
the Web3 revolution. On top of that, we have STM.co. This is our
security token data portal. You can go in here and see live prices,
opens, closes, volumes, all of the new listed assets, hundreds of
tokens now that are listed on secondary markets around the world.
We've been able to track that and compile that into one place so that
anyone is able to see how the market cap has grown, which it has, and
incredible pace over the years that we've been tracking the markets.

00:06:34:03 - 00:07:13:08

Kyle Sonlin
And finally, we have an analyst reports we've been providing tokenized
real estate reports, arbitrage report that is coming out soon and many
other industry analysis to really make conclusions around the data
that we've been able to help monitor. So there's great collecting data
is one thing. Having valuable data and helping show that is certainly
valuable but making conclusions of why that data is valuable, why it's
exciting to be investing in this industry, why this industry matters
and why the benefits that we were going over in the previous slides
are actually applying to the dollar signs, which at the end of the day
for financial institutions is really what matters.

00:07:13:08 - 00:07:39:12
Kyle Sonlin
And for investors that's really what matters. And so the analyst
reports really help tie the bow to the fact that we've got educational
content, we've got a lot of context on the industry, and we can
provide conclusions and our own thoughts and feedback on what's going
on and the trends in the market. On top of that, we look at the market
size for security tokens, and we see this as a so much bigger industry
than crypto and the greater blockchain industry that we see today.

00:07:39:17 - 00:08:22:01
Kyle Sonlin
When you look at the total market cap of securities, we're at about 14
billion as of the month, the end of June here, and that's a over 1000%
year-over-year growth. We, we started at the end of the first year, I
think around 50-60 billion. Then we moved into 350-400 million the
next year, then in the 2-3 billion the year following and this year
we've grown at a pretty incredible pace as well, beginning to outpace
and out-surpass the growth rates of years past, which is incredibly
exciting because of the fact that these are creating new assets
instead of creating new assets like with crypto, we're actually taking
existing assets on chain like real estate, like

00:08:22:01 - 00:08:58:07
Kyle Sonlin
equities, a lot of these exciting assets and bringing them on chain.
You're not creating new value, you're translating existing value into
these new mechanisms and it's allowed the industry to grow very
quickly. And we see that trend continuing moving forward. And there is
also tremendous demand for the types of services that we're providing.
If you look at the traditional financial sector, there is a ton of
spend on reports, on data, on analysis, on collecting a lot of these
really important materials for institutions for financial service
providers, for regulators, for investors to actually get engaged in
the market.

00:08:58:07 - 00:09:32:17
Kyle Sonlin

And so we see Security Token Market's positioning as perfectly triangulated to facilitate and support all of the needs of the different industry players around the market. And so we see this total addressable market as being 200 times larger, according to Bain here, than the $2 trillion crypto market, which as of today is actually much lower than that $2 trillion, which I wonder why maybe because all these cryptos aren't actually backed by anything as opposed to security tokens which have ownership with equities, have revenue streams, have profit sharing, have real estate associated.

00:09:32:22 – 00:09:53:01
Kyle Sonlin
And so these underlying assets can provide interesting investment mechanisms that aren't necessarily as exposed to some of the wild fluctuations that we see in the cryptocurrency market. And so when you look at some of these stats, the size of equities of real estate of debt products is just so much larger than what we see in the traditional crypto markets.

00:09:53:21 – 00:10:11:15
Kyle Sonlin
When you look at Secutiy Token's business model, we're really trying to provide two different pieces here. We've got the media side of our business and the data side of our business. On the media side, this is really trying to drive adoption for the industry. This is how we've been able to work with many of the leading providers and service providers in the industry.

00:10:11:22 – 00:10:49:06
Kyle Sonlin
And they've been able to drive a lot of revenue through website advertising, through sponsored shows, and a lot of the different media content that we get to create as well as live production going to conferences, producing content in the industry. And then on the data side, we've been able to to really capture the information and be able to drive analytical tools and data reporting and charting tools, as well as analyst reports and things like that, that we've been able to help drive conclusions, as I mentioned, which are monetarily valuable for firms that are looking to find out exactly what's going on in this industry and why it's happening, backed by real data.

00:10:49:06 – 00:11:18:06
Kyle Sonlin
Our competitive advantage in this market is multiple pieces. The first one is that we've been in this space for a long time. My co-founder Herwig and I have been working on security tokens since 2017, and that's been an awesome opportunity to build relationships with all of the leaders in the industry. We've tried to be as consistent as possible, pumping out great content, bringing the energy, driving the adoption of the industry, and we've been blessed to have an amazing

team alongside us now to continue to help moving forward that vision.

00:11:18:11 - 00:11:40:23
Kyle Sonlin
On top of that, we already have the most complete data set which for
data companies is incredibly valuable. If you're looking to acquire a
data set, if you're looking to acquire reporting on the industry,
you're going to go to the firm that has the most complete data set.
And our data set now goes back over four years of different trades
that have happened, many of which may not be publicly available at
this point.

00:11:41:02 - 00:12:09:05
Kyle Sonlin
And a lot of the conclusions we've been able to make are using
proprietary algorithms that we've built in-house. On top of that,
we're a leading source of information. We've been established in this
space. We have demonstrated traction through our media company,
through the website and through the demographics we've been able to
establish, as well as through thousands of calls with different
industry providers and interested investors, as well as participants
and evangelists throughout the years that they are very familiar with
the STM brand.

00:12:09:05 - 00:12:37:06
Kyle Sonlin
Whether you've seen us on social media, whether you've seen us through
our video content, whether you've seen the website and interact and
what we've been able to build, if you're interested in security
tokens, there's a pretty good chance that you know, and you've come
across some of the content and some of the things that we've put
together. On top of that, I think an awesome, exciting competitive
advantage for us is that we're not just us focused. Certainly the U.S.
markets are the largest financial markets, and that's where a lot of
the adoption for some of these more regulated industries does tend to
stem from.

00:12:37:11 - 00:13:03:09
Kyle Sonlin
That being said, 75% of our audience on average is international. That
means outside of the US market, that means Asia, that means Europe,
that means Latin America. And many of the other different places
around the world where we're getting interested users from. And the
fact that we are a global resource and platform to collect information
and to share that experience with others, we see is a highly valuable
competitive advantage.

00:13:04:09 - 00:13:30:08
Kyle Sonlin
Looking at the landscape, there are certainly many players that

provide financial data we don't see ourselves as the only one.
However, what we do see is that we're the only ones focusing on the
tokenized investments industry, which, as we believe becoming a hugely
large market size. When you compare it to the traditional markets, any
of the traditional public markets, whether that's that the equity
markets, debt markets, real estate, these assets will become
tokenized.

00:13:30:08 - 00:13:59:13
Kyle Sonlin
We've seen that quote come around from many different regulators and
investors and and visionaries from around the world. Many of these
asset classes will become tokenized. And we are positioning ourselves
at the forefront of that market, capturing the market share of the
security token space, focusing on both these securities outside of
this industry, which in a lot of cases the private securities where
there's not a lot of transparency in the traditional markets, as well
as there are publicly traded security tokens or publicly registered
security tokens, if you will.

00:13:59:19 - 00:14:31:14
Kyle Sonlin
And so these assets are also maybe tracked on markets, but there may
not be a blockchain focus. You may have information around the
publicly registered security or maybe even the privately registered
security, but it's unlikely you're going to be able to find a place
that has a blockchain focus as well to tie that information together.
On top of that, we're providing reports, analysis, a great media
platform, and those data visualization API tools that really provide a
comprehensive suite that we believe is a strong solution to bring to
market.

00:14:32:11 - 00:15:17:06
Kyle Sonlin
When you look at traction for the company, our engagement statistics
speak for themselves. Our year over year growth has ballooned over the
last couple of years with over 250,000 total unique users since the
lifetime of the website. Over 1.4 million total page views on our
platform to date. So if you thought the security token industry was
small, just wait till you see the fact that we've been able to
demonstrate significant contraction on our website, as well as
hundreds and thousands of hours of video views through a lot of the
social media and YouTube content that we've been able to produce. With
over 8 million social media impressions behind Twitter, LinkedIn and
many of our other channels, you may have run into us through social
media as well.

00:15:17:06 - 00:15:40:21
Kyle Sonlin
And look, we've worked with a lot of the most amazing clients in the

industry. Some great people that we've been able to work with, including Securitize, including INX, RealT, Realio, Curzio Research, DIGTL Markets, Vertalo, Fusang, Brox Equity and more. We work with some of the leaders in the industry and are happy to be participating and providing them with the ability to increase their exposure to our global audience.

00:15:40:21 - 00:15:58:23
Kyle Sonlin
And our revenue has been just been good. We've been able to have consistent revenue and demonstrate that the media business has worked very successfully, as we continue to spin up the data side of our operation. On top of traction, you can ask anybody in the market about testimonials and we feel pretty strongly that they're going to be supportive of us.

00:15:58:23 - 00:16:23:11
Kyle Sonlin
We thank anybody that's given us feedback in the past. We've certainly done campaigns in the past highlighting some of the leading thought leaders and industry professionals that have given us great testimonials. Thank you to Adam and Neil here for giving us a couple of really nice pieces of words. But on top of that Security Token Group. our parent company, the company that's funded a lot and powered a lot of the operations here at Security Token Market thus far, also has some really big name backers.

00:16:23:15 - 00:16:50:09
Kyle Sonlin
Ava Labs, their Blizzard Funds, that's Avalanche's Investment Fund, was an investor. We've got Exodus who did a successful $75 million Reg A+ security token crowd fund that they fully sold out. It's now trading on tZERO. They've been incredibly successful and they've backed the vision here at the company as well as Blue Bay ventures being our lead of our Series A which we were happy and excited to announce just earlier this year for Security Token Group.

00:16:50:22 - 00:17:21:03
Kyle Sonlin
On top of that with security token market our research has been cited all over the place Wall Street Journal, Forbes, Bloomberg Coin Telegraph, Yahoo! Finance, Crowdfund Insider. If you know the financial journal, there's a pretty decent chance that we've been in it. Certainly those six are fantastic, and we're really excited to have been cited multiple times in many cases in those journals. We take significant deep pride in the quality of our data and in the diligence that we put together in our research and analysis.

00:17:21:07 - 00:17:38:15
Kyle Sonlin

And so we're very proud to be cited in a lot of these different places. With regards to leadership, you now know a little bit about me. I'm Kyle Sonlin I'm the co-founder here at Security Token Market, and this company wouldn't be where it is today without the other five names here on the list. First off, shout out to Herwig Konings my co-founder.

00:17:38:19 - 00:17:59:16
Kyle Sonlin
He's also the head of studios. He helps run all of the media operations as I've shifted my focus more towards the data side, as we've begun to scale up our analysts reports and our research on our front end platform and development. Herwig is unbelievable. He's advised one of the first security tokens back in 2017. He actually taught me a lot of the things that I know now about security tokens.

00:17:59:21 - 00:18:32:03
Kyle Sonlin
He's also the founder of InvestReady, which is a compliance company that does accreditation and for investing in private deals. So he's got a deep background of compliance and has won Miami technology leader of the year in 2015 and he's not stopping there. On top of that we have four amazing other individuals that I just want to highlight here on top of an amazing rest of our team. Megan Nyvold, our head of media, you may have worked with her before if you've worked with STM in the past she was previously in Western Union and TikTok. She knows the financial industry and the media side of the business.

00:18:32:03 - 00:18:50:10
Kyle Sonlin
We've got Nosa James, our head of product, who was at JP Morgan. He's now leading up our website rebuild and a lot of the tech that we're developing inside of Security Token Market. Jonah Schulman, if you've used any of our social media, if you've interacted with any of our posts, it's coming from this guy. He built our social media from the ground up. He's from Deloitte.

00:18:50:10 - 00:19:21:11
Kyle Sonlin
He's done an amazing job at scaling the operations now into a full fledged media and communications team that we have. And of course, Jason Barraza, who's tremendous in assisting us in streamlining these processes, which is not easy to do. Building up a media company requires a lot of inter-communication between teams, and Jason is instrumental in making that happen on top of another dozen people that we work with between interns and other people on the team. And I left you out. It's just because we had to save some time.

00:19:21:11 - 00:19:38:21
Kyle Sonlin

Other than that, invest on Securitize. You do not need to be
accredited. This is a Reg CF, a regulation crowdfunding deal, which
means that anybody can invest in this deal. A $100 minimum investment.
As long as you pass through those ID checks, there is no wealth
requirement to participate.

00:19:39:01 - 00:19:58:22
Kyle Sonlin
We are launching the crowdfund on July 6th. It's taken us a long time
to get this together. We announced our Testing the Waters campaign on
our third anniversary, October 11th, 2021. And now we're bringing this
to market July 6th. We've tried to dot every I, cross every T and show
the industry how we can all do this the right way.

00:19:59:02 - 00:20:16:07
Kyle Sonlin
This is a global opportunity for US investors as well as international
investors to show that we can build a global financial system
together. I do want to note that there is a 12 month seasoning period
with a Reg CF deal. There is going to be a period where you're not
going to be able to trade that on a secondary market.

00:20:16:14 - 00:20:43:00
Kyle Sonlin
And then on top of that there are going to be additional investor
benefits such as potentially beta access to new to new features that
we have coming out, as well as exclusive events and many other
opportunities that we cannot wait to share with you moving forward.
Follow us on our social media is get active on Twitter, get active on
Instagram, reach out to any of us and we're happy to share more
information, but go to Securitize now, make your I.D. and we can't
wait to join and have you on board.